Exhibit 99.12

CONSENT OF EXPERT

I, Douglas L. Beahm, P.E., P.G., am an author of:

(i)	the technical report entitled “MARQUEZ-JUAN TAFOYA URANIUM PROJECT 43-101 Technical Report Preliminary Economic Assessment” dated and with an effective date of June 9, 2021,

(ii)	the amended technical report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA, Mineral Resource Technical Report, National Instrument 43-101” dated February 25, 2022 with an effective date of February 25, 2022 and a revision date of March 16, 2022, and

(iii)	(iii) the technical report entitled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA” with an effective date of January 19, 2023

(together, the “Technical Reports”).

I hereby consent to being named in the Annual Report of enCore Energy Corp. on Form 40-F (the “40-F”) for the fiscal year ended December 31, 2022, to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as having prepared the Technical Reports and to the use of the Technical Reports, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Reports in the 40-F and the Registration Statement (No. 333-269428) on Form F-10 of enCore Energy Corp (the “F-10”). This consent extends to any amendments to the 40-F or to the F-10.

Dated April 28, 2023

By:	/s/ Douglas L. Beahm
Name:	Douglas L. Beahm, P.E., P.G.